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            [Letterhead of MBNA America Bank, National Association]


April 23, 2001


Securities and Exchange Commission
Attn: Mr. Mark Green
450 Fifth Street, NW
Washington, DC 20549

Re:  MBNA America Bank, National Association
     MBNA Master Credit Card Trust II
     MBNA Credit Card Master Note Trust
     Request for Withdrawal of Registration Statement 333-50316
     ----------------------------------------------------------

Dear Mr. Green:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, (the "Act") MBNA America Bank, National Association, the MBNA Master Credit Card Trust II and the MBNA Credit Card Master Note Trust (the "Registrants"), hereby applies for an order granting the immediate withdrawal of the Registrants' Registration Statement on Form S-3, File Numbers 333-50316, 333-50316-01 and 333-50316-02,
together with all amendments and exhibits thereto, which was originally filed with the Securities and Exchange Commission (the "Commission") on November 20, 2000. This Registration Statement has not been deemed effective by the Commission and no securities were issued pursuant to the offering. The reason for this withdrawal is to permit the Registrants to take advantage of the fee carryforward provisions of Rule 457(p) under the Act and the reduction of the registration fees, thereby enabling the Registrants to register additional securities at the current reduced registration fee rate.

If you have any questions with respect to this request, please call either Michael H. Mitchell of Orrick, Herrington & Sutcliffe LLP at (202) 339-8479 or Michael H. Freedman of the same firm at (202) 339-8499.

Respectfully submitted,

MBNA AMERICA BANK,
 NATIONAL ASSOCIATION



By:
   -------------------------------
   Thomas D. Wren
   Senior Executive Vice President